As filed with the Securities and Exchange Commission on July 11, 2014

Registration No. 333-196135

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ROKA BIOSCIENCE, INC.

(Exact name of registrant as specified in its charter)

Delaware	3826	27-0881542
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

20 Independence Boulevard

Warren, New Jersey 07059

(908) 605-4700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Steven T. Sobieski

Senior Vice President and Chief Financial Officer

Roka Bioscience, Inc.

20 Independence Boulevard

Warren, New Jersey 07059

(908) 605-4700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steven M. Skolnick Meredith Prithviraj Lowenstein Sandler LLP 1251 Avenue of the Americas New York, NY 10020 (212) 262-6700	Mitchell S. Bloom Michael H. Bison Goodwin Procter LLP 53 State Street Exchange Place Boston, MA 02109 (617) 570-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The registrant is an “emerging growth company” as defined in Section 2(a) of the Securities Act. This registration statement complies with the requirements that apply to an issuer that is an emerging growth company.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, par value $0.001 per share	$92,000,000	$11,850

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933. Includes the offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price of the securities registered hereunder to be sold by the registrant. The registrant previously paid $11,109 and has paid $741 in connection with the filing of this amendment.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 3 (the “Amendment”) to the Registration Statement on Form S-1 (File No. 333-196135) (the “Form S-1”) of Roka Bioscience, Inc. is being filed solely for the purpose of updating the registration fee table on the cover page and “Item 13 – Other Expenses of Issuance and Distribution” to the Form S-1. Other than the registration fee table on the cover page, “Item 13 – Other Expenses of Issuance and Distribution” and the signature page to the Form S-1, the remainder of the Form S-1 is unchanged. Accordingly, the prospectus that forms a part of the Form S-1 is not reproduced in this Amendment.

PART II

Information Not Required in Prospectus

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale and distribution of the securities being registered. All amounts are estimated except the SEC registration fee, the FINRA filing fee and the listing fee for the NASDAQ Global Market.

Item	Amount
SEC registration fee	$11,850
FINRA filing fee	14,300
The NASDAQ Global Market listing fee	125,000
Legal fees and expenses	1,435,000
Accounting fees and expenses	500,000
Printing and engraving expenses	250,000
Transfer agent and registrar fees and expenses	10,000
Miscellaneous fees and expenses	53,850

Total	$2,400,000

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act. In addition, Section 145 provides that a corporation has the power to purchase and maintain insurance on behalf of its directors and officers against any liability asserted against them and incurred by them in their capacity as a director or officer, or arising out of their status as such, whether or not the corporation would have the power to indemnify the director or officer against such liability under Section 145.

We have adopted provisions in our certificate of incorporation and bylaws to be in effect at the completion of this offering that limit or eliminate the personal liability of our directors to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for: (i) any breach of the director’s duty of loyalty to us or our stockholders; (ii) any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law; (iii) any unlawful payments related to dividends or unlawful stock purchases, redemptions or other distributions; or (iv) any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

Our amended and restated bylaws to be in effect upon the completion of this offering provide for indemnification of our directors and executive officers to the maximum extent permitted by the Delaware General Corporation Law.

In addition, we have entered into indemnification agreements with each of our current directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

We also maintain directors and officers liability insurance which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us, within the meaning of the Securities Act, against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities.

Since January 1, 2011, we have made sales of the following unregistered securities:

Original Issuances of Stock and Warrants

Series C Preferred Stock

Pursuant to the terms of the Series C Preferred Stock Purchase Agreement, on April 29, 2011, we sold an aggregate of 15,094,340 shares of our Series C preferred stock at a purchase price of $1.33 per share to five accredited investors for aggregate consideration of approximately $20.0 million. In connection with the Series E preferred stock financing in June 2013, we issued 27,207 shares of our common stock to one accredited investor upon the conversion of 3,003,668 shares of Series C preferred stock.

Series D Preferred Stock

Pursuant to the terms of the Series D Preferred Stock Purchase Agreement, on December 19, 2011, we sold an aggregate of 18,822,726 shares of our Series D preferred stock at a purchase price of $1.46 per share to five accredited investors for aggregate consideration of approximately $27.5 million. Pursuant to the terms of the Series D Preferred Stock Purchase Agreement, on November 2, 2012, we sold an aggregate of 13,689,253 shares of our Series D preferred stock at a purchase price of $1.46 per share to five accredited investors for aggregate consideration of approximately $20.0 million. Pursuant to the anti-dilution adjustment provisions applicable to the Series D preferred stock, on November 20, 2013, in connection with the Series E preferred stock issuance, the conversion ratio to common was increased from 1:0.0906 to 1:0.0937. Accordingly, the 32,511,979 shares of our Series D preferred stock outstanding are convertible into 3,046,616 shares of our common stock.

Series E Preferred Stock and Warrants and Related Common Stock Issuances

Pursuant to the terms of the Series E Preferred Stock and Warrant Purchase Agreement, on June 13, 2013, we sold an aggregate of 17,111,567 shares of our Series E preferred stock and warrants to purchase an aggregate of 17,111,567 shares of our Series A preferred stock to five accredited investors for aggregate consideration of approximately $25.0 million. The investors paid a purchase price of $1.46 for each share of Series E preferred stock and warrant to purchase one share of Series A preferred stock. On November 20, 2013, we amended the Series E Preferred Stock and Warrant Purchase Agreement to adjust the purchase price to $1.28 per share and issued an additional 2,492,422 shares of our Series E preferred stock to five investors.

On November 20, 2013, we sold an aggregate of 13,330,711 shares of our Series E preferred stock at a purchase price of $1.28 per share to five accredited investors for aggregate consideration of approximately $17.0 million.

In September 2013, we sold an aggregate of 17,111,567 shares of our Series A preferred stock to five accredited investors for an aggregate cash consideration of $171,116 upon exercise of the warrants. We issued 2,053,388 shares of Series A-1 preferred stock to five accredited investors upon the conversion of the Series A preferred stock to Series A-1 preferred stock. On October 1, 2013 we implemented a 1-for-100 reverse split of our Series A preferred stock and Series A-1 preferred stock, following which an aggregate of 292,414 shares of Series A and Series A-1 preferred stock were outstanding. In October 2013, we issued 26,481 shares of common stock to five accredited investors upon the conversion of the Series A and Series A-1 preferred stock to common stock.

Warrant Issuances

On November 21, 2013, we issued warrants to purchase up to an aggregate of 352,941 shares of Series E preferred stock to two accredited investors in connection with entering into loan and security agreements with such accredited investors. On March 31, 2014, the TriplePoint warrants became exercisable for an additional 156,863 shares of our Series E preferred stock upon our borrowing of an additional $5.0 million under the second tranche of our loan agreements. Additionally, the TriplePoint warrants will become exercisable for up to an additional 156,863 shares of our Series E preferred stock based on our borrowings under the third tranche.

Stock Options and Common Stock Issuances

Since January 1, 2011, we have granted stock options to purchase an aggregate of 542,404 shares of our common stock with exercise prices ranging from $0.99 to $7.29 per share to our employees, consultants and directors pursuant to our 2009 Plan. Of these, options covering an aggregate of 99,360 shares were cancelled without being exercised.

Since January 1, 2011, we have granted restricted stock awards covering 707,586 shares of our common stock to our employees, consultants and directors pursuant to our 2009 Plan.

Since January 1, 2011, we sold an aggregate of 114,405 shares of common stock to employees, directors and consultants for cash consideration in the aggregate amount of $268,440 upon the exercise of stock options.

Securities Act Exemptions

We deemed the offers, sales and issuances of the securities described above under “—Original Issuances of Stock and Warrants” to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, including Regulation D and Rule 506 promulgated thereunder, relative to transactions by an issuer not involving a public offering. All purchasers of securities in transactions exempt from registration pursuant to Regulation D represented to us that they were accredited investors and were acquiring the shares for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

We deemed the grants of stock options and issuances of common stock upon exercise of such options described above under “—Stock Options and Common Stock Issuances” to be exempt from registration under the Securities Act in reliance on Rule 701 of the Securities Act as offers and sales of securities under compensatory benefit plans and contracts relating to compensation in compliance with Rule 701. Each of the recipients of securities in any transaction exempt from registration either received or had adequate access, through employment, business or other relationships, to information about us.

All certificates representing the securities issued in the transactions described in this Item 15 included appropriate legends setting forth that the securities had not been offered or sold pursuant to a registration statement and describing the applicable restrictions on transfer of the securities. There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits.

The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated herein by reference.

(b) Financial Statement Schedule.

No financial statement schedules are provided because the information called for is not required or is shown either in the consolidated financial statements or notes.

Item 17.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(i) The Registrant will provide to the underwriters at the closing as specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(ii) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(iii) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, or the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Warren, State of New Jersey, on the 11th day of July, 2014.

ROKA BIOSCIENCE, INC.

By:	/s/ Paul G. Thomas
Paul G. Thomas President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

	Signature	Title	Date

	/s/ Paul G. Thomas Paul G. Thomas	President, Chief Executive Officer and Director (Principal Executive Officer)	July 11, 2014

	/s/ Steven T. Sobieski Steven T. Sobieski	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	July 11, 2014

	* M. James Barrett, Ph.D.	Director	July 11, 2014

	* Josh Bilenker, M.D.	Director	July 11, 2014

	* Fred E. Cohen, Ph.D., M.D.	Director	July 11, 2014

	* Michael P. Doyle, Ph.D.	Director	July 11, 2014

	* David W. J. McGirr	Director	July 11, 2014

	* Jonathan T. Silverstein, J.D.	Director	July 11, 2014

* By:	/s/ Paul G. Thomas
Paul G. Thomas, Attorney in Fact

Exhibit No.	EXHIBIT INDEX
1.1(1)	Form of Underwriting Agreement.

3.1(1)	Amended and Restated Certificate of Incorporation, as currently in effect.

3.2(1)	Form of Amendment to Amended and Restated Certificate of Incorporation.

3.3(1)	Form of Amended and Restated Certificate of Incorporation, to be effective upon completion of this offering.

3.4(1)	Amended and Restated By-laws, as currently in effect.

3.5(1)	Form of Amended and Restated By-laws, to be effective upon completion of this offering.

4.1(1)	Specimen Certificate for Common Stock.

4.2(1)	Form of Series B Warrant.

4.3(1)	Stock Purchase Warrant, dated as of November 21, 2013, issued to Comerica Bank.

4.4(1)	Stock Purchase Warrant 0821-W-01, dated as of November 21, 2013, issued to TriplePoint Capital LLC.

4.5(1)	Stock Purchase Warrant 0821-W-02, dated as of November 21, 2013, issued to TriplePoint Capital LLC.

4.6(1)	Fourth Amended and Restated Investors’ Rights Agreement by and among the Registrant and the investors named therein, dated as of November 20, 2013.

4.7(1)	Amendment No. 1 to Fourth Amended and Restated Investors’ Rights Agreement, dated as of July 3, 2014.

5.1(1)	Opinion of Lowenstein Sandler LLP.

10.1(1)	Fourth Amended and Restated Voting Agreement by and among the Registrant and the stockholders named therein, dated as of November 20, 2013.

10.2(1)	Fourth Amended and Restated Right of First Refusal and Co-sale Agreement by and among the Registrant and the stockholders named therein, dated as of November 20, 2013.

10.3(1)†	2009 Equity Incentive Plan, the amendments thereto and the forms of agreements thereunder.

10.4(1)†	2014 Equity Incentive Plan and the forms of agreements thereunder.

10.5(1)†	Employment Agreement by and between the Registrant and Paul G. Thomas, dated as of September 10, 2009.

10.6(1)†	Employment Agreement by and between the Registrant and Steven T. Sobieski, dated as of September 10, 2009.

10.7(1)†	Employment Agreement by and between the Registrant and A.J. McCardell, dated as of July 1, 2012.

10.8(1)†	Employment Agreement by and between the Registrant and Walter M. Narajowski, dated as of July 1, 2012.

10.9(1)†	Form of Indemnification Agreement.

10.10(1)†	Form of Confidentiality, Inventions, and Non-interference Agreement.

10.11(1)	Series C Preferred Stock Purchase Agreement by and among the Registrant and the purchasers named therein, dated as of April 29, 2011.

10.12(1)	Series D Preferred Stock Purchase Agreement by and among the Registrant and the purchasers named therein, dated as of December 19, 2011.

10.13(1)	Series E Preferred Stock and Warrant Purchase Agreement by and among the Registrant and the purchasers named therein, dated as of June 13, 2013.

Exhibit No.	EXHIBIT INDEX

10.14(1)	Series E Preferred Stock Purchase Agreement by and among the Registrant and the purchasers named therein, dated as of November 20, 2013.

10.15(1)	Loan and Security Agreement by and between the Registrant and Comerica Bank, dated as of November 21, 2013.

10.16(1)	Loan and Security Agreement by and between the Registrant and TriplePoint Capital LLC, dated as of November 21, 2013.

10.17(1)	Sublease Agreement by and between the Registrant and Aeterna Zentaris, Inc., dated as of November 2, 2009.

10.18(1)	Lease Agreement by and between the Registrant and Kilroy Realty, L.P, dated as of December 31, 2009.

10.19(1)	Lease Agreement by and between the Registrant and Normandy Warren Holdings, LLC, dated as of May 16, 2011.

10.20(1) #	License Agreement by and between the Registrant and Gen-Probe Incorporated, dated as of September 10, 2009.

10.21(1) #	First Amendment to License Agreement by and between the Registrant and Gen-Probe Incorporated, dated as of May 27, 2011.

10.22(1) #	Materials Supply Agreement by and between the Registrant and Gen-Probe Incorporated, dated as of September 10, 2009.

10.23(1) #	First Amendment to the Materials Supply Agreement by and between the Registrant and Gen-Probe Incorporated, dated as of May 27, 2011.

10.24(1) #	Supply Agreement by and between the Registrant and Gen-Probe Incorporated, dated as of May 27, 2011.

10.25(1)	First Amendment to Supply Agreement by and between the Registrant and Gen-Probe Incorporated, dated as of June 12, 2014.

10.26(1)	Second Amendment to License Agreement by and between the Registrant and Gen-Probe Incorporated, dated as of June 13, 2014.

10.27(1)	Amendment No. 1 to Fourth Amended and Restated Voting Agreement, dated as of July 3, 2014.

23.1(1)	Consent of PricewaterhouseCoopers LLP, an Independent Registered Public Accounting Firm.

23.2(1)	Consent of Lowenstein Sandler LLP (included in Exhibit 5.1).

24.1(1)	Power of Attorney (included in the signature page).

#	The Registrant intends to seek confidential treatment with respect to certain portions of this exhibit.
†	Denotes management compensation plan or contract.
(1)	Previously filed.